FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2005
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Adjustment of Prospects • Forecasts for Business Results

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	November 7, 2005	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1.

Adjustment of Prospects • Forecasts for Business Results (Fair Disclosure)

* The information here is estimated, the actual results may vary.
1. Details of Information
Period	January 1, 2005 ~ December 31, 2005
Details of adjustment of Prospects • Forecasts	2005 Revenue: 29.5 Billion KRW 2005 Operating Profit: -18.5 Billion KRW
2. Basis for adjustment of Prospects • Forecasts	Conducted through internal research and analysis on future market.
3. Others
4. Selective Release
Information Providers	Management, IR Team, PR Team
Information Receivers	Institutional and Individual investors, Analysts, and Media.
(Scheduled) Time and Place of Information Release	November 14, 2005 after fair disclosure.
5. Contact Point
Person Responsible for Disclosure	Kim, Won Seon - CFO
Person in charge of Disclosure	Lee, Byoung Ju - Managing Director
Office in Charge	Investor Relations Team

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Private Securities Litigation Reform Act Safe Harbor Statement

The matters set forth in this statement are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the investment cannot be fully realized, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of our reports filed with the SEC. We disclaim any responsibility to update these forward-looking statements.

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